SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)(1)

American International Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

026874-107
(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 3 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 5 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 7 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 7 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 9 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 9 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 11 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 11 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety as set forth below.

The Reporting Persons have considered the views of stockholders and third parties with respect to the Issuer.  The Reporting Persons are retaining an investment banking firm as a financial advisor and expect the financial advisor to analyze and evaluate their investment in the Issuer over the next several months.  The Reporting Persons have determined that they do not currently intend to engage in the solicitation of proxies from the stockholders of the Issuer, do not currently intend to initiate a tender offer for the Common Stock and do not currently expect to purchase additional shares of Common Stock in the open market or from third parties.  Further, none of the Reporting Persons or any of their respective officers or directors has any current intention of serving as an officer or director of the Issuer.  The Reporting Persons have had a series of recent correspondence and discussions with the Staff of the State of New York Insurance Department, including the correspondence attached as Exhibits E, F, G and H to the Schedule 13D/A filed by the Reporting Persons on December 12, 2007, and in regards thereto, the Reporting Persons have no intention, individually or collectively, of taking any actions which are designed to direct or cause the direction of the management and policies of the Issuer or otherwise exercise a controlling influence over the Issuer.  Except for the foregoing, at this time the Reporting Persons have not made any decisions regarding their future intentions with regards to their plans and proposals with respect to the Issuer.

The Reporting Persons reserve the right to change their plans and intentions, including the right to decrease their investment in the Issuer.  In particular, any one or more of the Reporting Persons may (i) sell or transfer shares of Common Stock in public or private transactions (including, without limitation, transfers among Reporting Persons or between any Reporting Person and any entity affiliated with such Reporting Person, which may include entities not in existence as of the date hereof), (ii) enter into privately negotiated derivative transactions and/or public purchases and sales of puts, calls and other derivative securities to hedge the market risk of some or all of their positions in the Common Stock and/or (iii) take any other action that might relate to or result in any of the actions set forth in response to paragraphs (a) - (j) of Item 4 of Schedule 13D.  Any such actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, state insurance regulatory laws or other applicable laws.

Except as otherwise described in this Item 4 and Items 5 and 6, no Reporting Person has formulated any plans or proposals that relate to or would result in any of the events or transactions described in paragraphs (a) - (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 9, 2008

MAURICE R. GREENBERG

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

EDWARD E. MATTHEWS

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY
FOUNDATION, INC.

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT
TENANCY COMPANY, LLC

By:	/s/ Bertil P-H Lundqvist, Attorney-in-Fact
Name:	Bertil P-H Lundqvist, Attorney-in-Fact

By:	/s/ Leif B. King, Attorney-in-Fact
Name:	Leif B. King, Attorney-in-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/ Maurice R. Greenberg, Trustee
Name:	Maurice R. Greenberg, Trustee